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02007474

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ℛ 3/6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50157



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 01, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CC Securities LDC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 West Wacker Drive , Suite 4040
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Robert Cooper, CFO — (312) 499-6908
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
Name — *if individual, state last, first, middle name)*

33 West Monroe	Chicago,	Illinois	60603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possession.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

- ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

BB
3/19

OATH OR AFFIRMATION

I, Robert W. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements pertaining to the firm of CC Securities, LDC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public



OFFICIAL SEAL
DORE LACNY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/30/05

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member of CC Securities, LDC:

We have audited the accompanying consolidated statement of financial condition of **CC SECURITIES, LDC** (a Cayman Islands limited duration company) (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of CC Securities, LDC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen

Grand Cayman, B.W.I.
February 28, 2002

CC SECURITIES, LDC
(A Cayman Islands limited duration company)
Consolidated Statement of Financial Condition
As of December 31, 2001

(Expressed in U.S. dollars)

ASSETS

Receivables	
From brokers and dealers	$ 48,500,737
Accrued interest	1,271,120
Securities owned:	
Marketable securities, at market value (cost $21,939,725)	18,642,397
Corporate convertible securities, at fair value (cost $48,783,268)	32,118,636
Warrants, at fair value (cost $436,715)	3,985,897
Total securities owned	54,746,930
Other assets	165,628
Total assets	$104,684,415

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold short:	
Marketable securities sold short, at market value (proceeds $37,152,845)	$ 20,709,331
Options sold short, at fair value (proceeds $130,017)	108,230
Total securities sold short	20,817,561
Payable to broker dealer	2,147,464
Management Fee Payable	1,810,607
Accounts payable and accrued liabilities	75,861
Total liabilities	24,851,493
Member's equity	79,832,922
Total liabilities and member's equity	$104,684,415

CC SECURITIES, LDC
(A Cayman Islands limited duration company)
Notes to Consolidated Financial Statements
December 31, 2001

1. COMPANY ORGANIZATION

CC Securities, LDC ("CC Securities") was formed on March 9, 1997, and is a wholly-owned subsidiary of CC Investments, LDC ("CC Investments"). CC Securities is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Philadelphia Stock Exchange. CC Securities wholly owns three subsidiaries that were formed in 1999: Castle Creek Healthcare Partners LLC, Castle Creek Technology Partners LLC and Castle Creek Venture Fund LLC. CC Securities and its subsidiaries are hereinafter referred to as the "Company." The Company and CC Investments are both Cayman Islands limited duration companies that engage in proprietary trading and investment activities and are hereinafter referred to as the "Operating Companies." The Operating Companies' primary strategy involves making investments in small-capitalization ("small-cap") public companies.

Castle Creek Partners, LLC ("Castle Creek") serves as the investment manager to the Operating Companies. The portfolio of the Operating Companies is currently concentrated in structured equity investments including convertible securities, common stock and warrants to purchase common stock.

CITCO Fund Services (Cayman Islands) Ltd. (the "Administrator") provides administrative services to the Operating Companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Company are maintained in accordance with accounting principles generally accepted in the United States. A summary of the significant accounting policies utilized by the Company is as follows:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

Receivables from brokers and dealers represent primarily cash held on deposit for open positions.

Payable to broker dealer

The amount payable to broker dealer represents the unpaid balance for the portfolio that was acquired during the year from an unaffiliated broker dealer. The amount does not carry any interest rate.

Securities owned and securities sold short

Securities owned and securities sold short are carried at market value, or at amounts that approximate fair value, as determined in accordance with the respective Private Placement Offering Memoranda (the "Offering Memoranda") of Castle Creek Fund, L.P. and Castle Creek International, LTD (the two members of CC Investments). All publicly traded securities are valued at the last reported sales price on the exchange or quotation system on which the securities are principally traded. If there are no sales on such date, then market value is determined by the average of the mean between the "bid" and "ask" prices at the close of trading on such date. Restricted stock is valued at discounts to quoted prices.

Corporate convertible securities are valued by Castle Creek using a methodology that initially considers the securities relative conversion attributes, either fixed or variable, as well as conversion restrictions, if any. Variable conversion further considers, among other things, negotiated discounts and look-back structures. Warrants and over-the-counter options are valued based on the theoretical value determined by using a Black-Scholes valuation model adjusted for liquidity and risk.

Pricing of securities owned and securities sold short may be modified by Castle Creek, at its sole discretion, under circumstances, as provided for in the Offering Memoranda referred to above. Modifications are made by Castle Creek to better reflect its estimate of fair value. Because of the inherent uncertainty of valuations, the valuations estimated by Castle Creek may differ significantly from the values that would have been used had a ready market for the securities existed and the differences could be material.

Security transactions and related commissions are recorded on a trade-date basis. Commission expenses, when applicable, are included in the determination of net realized gains and losses and change in unrealized gains and losses on investments. Realized gains and losses are determined on a first-in, first-out ("FIFO") basis.

Derivative financial instruments

The derivative financial instruments traded by the Company are options, the value of which is based upon an underlying asset. Options represent future commitments to purchase or sell other financial instruments at specified future dates. These option contracts may be traded on an exchange or over-the-counter (OTC). Exchange traded contracts have standardized terms while OTC contracts are negotiated between contracting parties.

The derivatives used by the Company are subject to various risks similar to those related to the underlying financial instruments, including market and credit risk. The Company uses these instruments in the normal course of its business to take proprietary trading positions and to manage exposure for loss due to market risk. The risks of these contracts should not be viewed in isolation, but rather on an aggregate basis along with the Company's other investing activities. The Company manages the risks associated with derivatives along with its proprietary activities within its overall risk management framework.

3. INCOME TAXES

The Company is not subject to direct taxation in the Cayman Islands and, accordingly, income earned by the Company is free of all Cayman Islands taxes. For U.S. tax purposes, the Company has elected to be disregarded as a separate entity pursuant to Treasury Regulation Section 301.7701. The Company, therefore, is treated as a branch of CC Investments, LDC.

4. TRANSACTIONS WITH RELATED PARTIES

CC Investments has been allocated all expenses incurred by Castle Creek in connection with the organization of the Company. In addition, CC Investments is allocated the Company's operating expenses, including, without limitation, all costs incurred by the Company in managing the portfolio.

These costs include payroll, legal, accounting, audit, travel, outside consulting, data sources and due diligence expenses. The Company has no obligation to reimburse CC Investments for these costs. The Company does pay broker-dealer registration fees, exchange membership fees and expenses and security transaction costs.

The Company during the course of the year acquired from an unaffiliated entity several holdings from one of their independent portfolio funds. As part of the agreement to take on that portfolio and for managing those positions, a profit sharing agreement was established with one of the prior fund managers who is now a manager with Castle Creek. The fee under this agreement is based on the net profits from those positions that were brought to the Company. Included in that management fee is a finder's fee, which is also based on the profitability of those positions that will be paid to one of the principals of Castle Creek.

5. CONCENTRATIONS OF CREDIT AND OFF-BALANCE-SHEET RISK

Since the Company does not currently clear its own securities transactions, it has established an account with a broker-dealer for this purpose. This concentration of credit risk is mitigated by the obligation of the broker-dealer to comply with rules and regulations which require the maintenance of net capital, as defined, and segregation of customers' funds and securities from the holdings of the firm.

The Company sells securities that have not yet been purchased ("short sales"). The Company is exposed to market risk for short sales. If the market value of the securities sold short increases, the Company's obligation, reflected as a liability, would increase and trading revenues would be reduced. To manage market risk, the Operating Companies often hold securities which can be used to settle these obligations and monitors its market exposure daily, adjusting positions when deemed necessary.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). The Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2001, net capital was $28,622,536 in excess of the required minimum net capital.

7. CONSOLIDATED SUBSIDIARIES

The company has $59,028,685 of net capital in three wholly-owned subsidiaries that is included as capital in the computation of the Company's net capital at December 31, 2001. The Company files its FOCUS Report on a consolidated basis, the net capital of the three wholly-owned subsidiaries are included in the computation of the Company's net capital because the assets of the subsidiaries are readily available for the protection of the Company's broker-dealers and other creditors, as permitted by Rule 15c3-1. Prior to January 31, 2001 the Company did not include the subsidiaries in its computation of net capital.

8. SUBSEQUENT EVENTS

Subsequent to year-end, the Company made distributions totaling the amount of $16,250,000 to CC Investments.



ANDERSEN



CC SECURITIES, LDC

(A Cayman Islands Limited Duration Company)

Consolidated Statement of Financial Condition

As Of December 31, 2001

Together With Auditors' Report